

September 29, 2011

<u>Via E-mail</u>
Mr. Michael J. Smith
Chairman, Chief Executive Officer and President
Terra Nova Royalty Corporation
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia, Canada V6C3A6

      Re: Terra Nova Royalty Corporation
              Form 20-F for the fiscal year ended December 31, 2010
              Filed March 31, 2011
              File No. 001-04192

Dear Mr. Smith:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Chairman's Letter, page 1

1.   We note your presentation of "2011 Projected revenues with Mass." Please, tell us how you considered the guidance in Item 10(b) of Regulation S-K in presenting this information without additionally presenting a projection of income.

Note 3. Acquisition of Subsidiaries, page 81

2.   Please tell us how you accounted for the business combination with Mass Financial. In your response, please address the following, in addition to any other information necessary to provide a clear understanding of the transaction:

- Please tell us who the accounting acquirer was, and show us the analysis that you performed to come to that determination. Please specifically address each of the factors outlined in paragraphs B13 through B18 of IFRS 3.

- Please confirm that you and Mass Financial were not under common control at the time of the combination, and clarify whether any related parties were significant shareholders in Mass Financial. We note that your CEO occupied a similar position with Mass Financial.

- Please tell us how you determined the value of the transaction, and tell us how you determined this was an appropriate valuation, referring to any applicable accounting literature. Additionally, tell us how you calculated the aggregate cost of the consideration transferred ($209,527), and why this number is different than the fair value of shares issued ($200,139).

- Please tell us how you calculated the loss you recognized related to the 4.6% equity interest you held in Mass Financial prior to the acquisition date.

- Please tell us what methods you used for determining the fair values of each type of asset acquired, and what significant assumptions were made.

- We note that you purchased the shares held by non-controlling interests in December 2010. Please tell us why fair value of ($5,313) has been allocated to non-controlling interests in the allocation on page 82. Additionally, please tell us what method you used for determining the value of the non-controlling interest.

Note 36. Reconciliation of Prior Periods' Consolidated Financial Statements, page 114

3.   Please tell us how you determined the fair value of the Wabush mine resource property, and tell us any significant assumptions you had to make in determining the fair value. Also, tell us how you were able to determine this fair value given the limited access to the Wabush operations and data as to the level of reserves at the mine, as disclosed on page 6. Explain how you considered the guidance in IAS 39.

Exhibit 12.1 and 12.2 - Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

4.   We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3414.

Sincerely,

/s/ Jorge Bonilla

Jorge Bonilla
Staff Accountant

cc: Rod Talaifar